UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

1260 - 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 3.	Date of Material Change

June 20, 2007

Item 4.	News Release

The Press Release dated June 20, 2007 was disseminated via Marketwire and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that that legislation was passed by the Mendoza government today prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Company’s Don Sixto Project on hold, unless the government amends the law.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 25 day of June, 2007.

SCHEDULE “A”

For Immediate Release: NR 07-18

EXETER’S DON SIXTO PROJECT PUT ON HOLD

Vancouver, BC, June 20, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (“Exeter” or the “Company”) reports that legislation was passed by the Mendoza government today prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts Exeter’s Don Sixto Project on hold, unless the government amends the law.

Yale Simpson, Exeter’s Chairman, stated: “The new laws in Mendoza Province have evolved in a highly charged political environment in the lead up to Federal and Mendoza provincial elections to be held in October this year. We understand that the most recent law was rushed through as a response to well-organized and well-funded anti-mining demonstrations and road blocks in an area that has absolutely no exploration or mining activity.

“We await the election of a new government in Mendoza to discuss the proposed mining and processing at Don Sixto, which will meet the highest global environmental standards. Don Sixto is located in a remote, arid region in the far south of the province that has relatively little economic activity. We have enjoyed tremendous support from the local communities as we have advanced the project. It would be unfortunate indeed if this legislative response to pressure tactics were allowed to deprive these communities of the economic benefits of a state-of-the-art mine.

“In the interim, our exploration and drilling focus has already shifted to our high-grade Cerro Moro gold/silver project in mining friendly Santa Cruz Province, where the Cerro Vanguardia (AngloGold subsidiary) and Mina Marta (Coeur d’Alene) mines operate and San Jose and Manantial Espejo are currently being developed. Further news releases on drilling results from this project are imminent.

“We are also advancing our Caspiche Project in Chile, where we recently announced a major drill intersection at a gold grade similar to the nearby Refugio mine and an additional 5,000 metres of planned drilling.

“We are truly now a multi-project company, with the ability to wait out the political process in Mendoza.”

Additional Details

Earlier this year, Mendoza Governor Cobos vetoed a proposal of the Mendoza Senate that would have suspended the issuance of new mining-related permits. Subsequently, approximately two weeks ago, the Governor introduced legislation that suspended environmental approvals for 90 days, citing the fact that the Senate commission had not yet examined or provided opinions on proposed environmental regulations for mining that had been sent to it for review. The legislation passed today replaces that introduced two weeks ago.

It is understood that there are four advanced projects in Mendoza that will require permitting after this year’s elections: Rio Tinto’s Potasio Rio Colorado Project; Coro Mining’s San Jorge Project; the Federal Government’s Sierra Pintada Uranium Project; and the Don Sixto Project.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America, using our business and exploration skills to acquire and evaluate projects from the discovery stage through to mine development.

The Company recently announced a drill intersection of 304 metres at a grade of 0.9 g/t gold on the Caspiche gold porphyry project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project in Chile.

A 5,000 metre drilling program is planned. Separately in southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

At Cerro Moro in Santa Cruz Province, one of 12 epithermal gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., (“CVSA”) an AngloGold Ashanti subsidiary, drilling will continue through 2007. The Company expects to have drilled 10,000 metres on the property by July, triggering the right of CVSA to back-in to a sixty percent joint venture interest in Cerro Moro. Should that right be exercised, Exeter will be paid a multiple of its expenditure on the project and will be free carried to the completion of a bankable feasibility study. Should CVSA not exercise its back-in right, its interest will revert to a two percent royalty.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, the timing of new mining regulations in Mendoza Province Argentina, and the results of exploration on the Cerro Moro and Caspiche gold properties.

These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date June 20, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director